SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHAZAK VALUE CORP. (Formerly known as PubliCARD, Inc.)
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

16265R 106
(CUSIP Number)

Joseph E. Sarachek President and Chief Executive Officer Chazak Value Corp. 75 Rockefeller Plaza, 16th Floor New York, New York 10019 (212) 265-7013	With a copy to: Scott L. Kaufman Cooley Godward Kronish LLP 1114 Avenue of the Americas New York, New York 10036 (212) 479-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2008
(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 16265R 106
1	NAME OF REPORTING PERSON Joseph E. Sarachek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,620,041
	9	SOLE DISPOSITIVE POWER 924,041
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,620,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 16265R 106
1	NAME OF REPORTING PERSON IA Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,620,041
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 924,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,620,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 16265R 106
1	NAME OF REPORTING PERSON Roger Ehrenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,620,041
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 924,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,620,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 16265R 106
1	NAME OF REPORTING PERSON Folio Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,620,041
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 924,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,620,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 16265R 106
1	NAME OF REPORTING PERSON Jonathan M. Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,620,041
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 924,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,620,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 16265R 106
1	NAME OF REPORTING PERSON David Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,620,041
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 924,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,620,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 16265R 106
1	NAME OF REPORTING PERSON Ridge View Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,620,041
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 924,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,620,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 16265R 106
1	NAME OF REPORTING PERSON Charles Fisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,620,041
	9	SOLE DISPOSITIVE POWER 924,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,620,041
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 16265R 106
1	NAME OF REPORTING PERSON The 500 Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (*)
	8	SHARED VOTING POWER 0 (*)
	9	SOLE DISPOSITIVE POWER 0 (*)
	10	SHARED DISPOSITIVE POWER 0 (*)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (*)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

(*) All shares of Chazak Value Corp. Common Stock that were acquired by this reporting person on January 30, 2008 were distributed pro rata to its members and no shares are beneficially owned by this reporting person as of the date of this Schedule 13D. See Item 3 of this Schedule 13D.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.01 par value (the “Common Stock”), of Chazak Value Corp., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 75 Rockefeller Plaza, 16th Floor, New York, New York 10019.

The issuer is the successor to PubliCARD, Inc., a Pennsylvania corporation (“PubliCARD”). On January 9, 2008, the United States Bankruptcy Court for the Southern District of New York confirmed PubliCARD's First Amended Plan of Reorganization dated November 19, 2007 (as modified, the “Plan of Reorganization”) (In re: PubliCARD, Inc., Case No. 07-11517). A copy of the Plan of Reorganization is included as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 6, 2008.

The Plan of Reorganization provides for, among other things, the reorganization of PubliCARD as the Issuer, the cancellation of PubliCARD’s preferred stock and the common stock (the “PubliCARD Preferred Stock” and the “PubliCARD Common Stock,” respectively) upon the effectiveness of the Plan of Reorganization, and the issuance by the Issuer of 5,133,352 shares of its Common Stock, as follows:

(i)
Five percent (5%) of the Common Stock, or 256,676 shares, to the holders of “Allowed Interests” (as such term is defined in the Plan of Reorganization) arising under or in connection with the PubliCARD Preferred Stock;

(ii)	Five percent (5%) of the Common Stock, or 256,676 shares, to the holders of “Allowed Interests” arising under or in connection with the PubliCARD Common Stock; and

(iii)
Ninety percent (90%) of the Common Stock, or 4,620,000 shares, to The 500 Group, LLC, a Delaware limited liability company (“The 500 Group”), in exchange for providing $500,000 of equity financing to the Issuer (representing a price of approximately $0.1082 per share of Common Stock).

Item 2.	Identity and Background.

The reporting persons (collectively, the “Reporting Persons”) are:

The 500 Group, a Delaware limited liability company. Its principal business is purchasing, holding and selling securities of different companies. The address of its principal office is 75 Rockefeller Plaza, 16th Floor, New York, New York 10019.

Joseph Sarachek, an individual (“Sarachek”). Sarachek is the President and Chief Executive Officer of the Issuer and is the managing director of Triax Capital Advisors, a restructuring and turnaround advisory firm. Sarachek’s business address, as well as the principal business address of each of the Issuer and Triax, is 75 Rockefeller Plaza, 16th Floor, New York, New York 10019. Sarachek is also the sole operating member of, and controls, The 500 Group. Sarachek is a citizen of the United States.

IA Capital Partners, LLC, a New York limited liability company (“IA Capital”). Its principal business is investing in early-stage, small and mid-sized companies. The address of its principal office is 1 Morton Square, #14BE, New York, New York 10014.

Roger Ehrenberg (“Ehrenberg”). Ehrenberg is an investor in early-stage, small and mid-sized companies through his investment entity IA Capital. Ehrenberg is the managing member of, and controls, IA Capital. Ehrenberg’s business address is 1 Morton Square, #14BE, New York, New York 10014. Ehrenberg is a citizen of the United States.

Folio Holdings, LLC , a Delaware limited liability company (“Folio Holdings”). Its principal business is investments in public and private companies. The address of its principal office is 226 West 52nd Street, New York, New York 10019.

Jonathan M. Lewis (“Lewis”). Lewis is an investor in public and private companies through Folio Holdings. Lewis is the managing member of, and controls, Folio Holdings. Lewis’s business address is 226 West 52nd Street, New York, New York 10019. Lewis is a citizen of the United States.

Ridge View Group, LLC, a Delaware limited liability company (“Ridge View”). Its principal business is investments in public and private companies. The address of its principal office is 89 Summit Avenue, 3rd Floor, Summit, New Jersey 07901.

David E. Marcus (“Marcus”). Marcus is the chief executive officer of Marcap Investors, LP, a long-term investment company that invests in European equities. Marcus’s business address, as well as the principal business address of Marcap Investors, LP, is 89 Summit Avenue, 3rd Floor, Summit, New Jersey 07901. Marcus is also the managing member of, and controls, Ridge View. Marcus is a citizen of the United States.

Charles Fisch (“Fisch”). Fisch is a private investor and the president of Lionel Fisch Co., Inc. a real estate management firm. Fisch’s business address, as well as the principal business address of Lionel Fisch Co., Inc., is P.O. Box 157, Eastchester, New York, 10709. Fisch is a citizen of the United States.

During the last five years, none of the Reporting Persons

(i)	has been convicted in a criminal proceeding, or

(ii)
was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

A copy of the Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit A.

Item 3.	Source and Amount of Funds or Other Consideration.

In accordance with the terms of the Funding Agreement (the “Funding Agreement”), dated as of January 18, 2008, by and among PubliCARD, The 500 Group, Sarachek, Fisch, IA Capital, Ridge View and Folio Holdings, each of Sarachek, Fisch, IA Capital, Ridge View and Folio Holdings (together, the “Funding Parties”) contributed $100,000 to The 500 Group to fund its $500,000 investment in PubliCARD. In accordance with the Funding Agreement, on January 31, 2008, The 500 Group distributed all 4,620,000 shares of Common Stock that it purchased under the Plan of Reorganization pro rata (924,000 shares each) to its members, consisting of the Funding Parties. As a result of this distribution by The 500 Group, it no longer has beneficial ownership of any shares of Common Stock.

The source of funds used to invest in The 500 Group (which amounts were used to purchase the 4,620,000 shares of Common Stock that were distributed to the Funding Parties) consisted of working capital of IA Capital, Folio Holdings and Ridge View and personal funds of Sarachek and Fisch. In addition, pursuant to the Plan of Reorganization, Sarachek will receive approximately 41 shares of Common Stock on account of 4,000 shares of PubliCARD Common Stock that he held in brokerage accounts immediately prior to the effective date of the Plan of Reorganization. The number of shares to be issued to Sarachek on account of such shares of PubliCARD Common Stock is an estimate. The actual number will be determined in accordance with the Plan of Reorganization once the Issuer's transfer agent determines the number of shares to be issued under the Plan of Reorganization in respect of individual positions held by the public in street name.

The Funding Parties and the Issuer are parties to a Stockholders Agreement and a Registration Rights Agreement, both dated as of January 31, 2008. Under the Stockholders Agreement, during the eighteen-month period which commenced on January 31,2008, (i) the Funding Parties agreed to vote their shares of Common Stock (a) for each Funding Party’s designee to the Board of Directors of the Issuer and (b) in favor of an equity incentive plan to be proposed by the Issuer’s management providing for the issuance of up to 10% (as of the date the effectiveness of such plan) of the outstanding shares of Common Stock, and (ii) each Funding Party agreed to provide a right of first refusal on the sale of shares of Common Stock under specified circumstances to the Issuer first, and then to the other Funding Parties, to the extent the Issuer has not exercised its right in full. Under the Stockholders Agreement, during such term, each Funding Party's right to designate a director will continue so long as such Funding Party continues to hold at least 50% of the number of shares of Common Stock distributed to it under the Funding Agreement by The 500 Group (as adjusted for stock splits and dividends). Under the Registration Rights Agreement, during the three-year period which commenced on January 31, 2008, the Funding Parties have the right to include their shares of Common Stock in Issuer registration statements filed under the Securities Act, except in certain limited circumstances specified in the Registration Rights Agreement.

The foregoing description of the Funding Agreement, Stockholders Agreement and Registration Rights Agreement is qualified in its entirety by the full text of such agreements, copies of which are filed as Exhibits B, C and D, respectively, to this Schedule 13D and incorporated by reference herein

In accordance with the Plan of Reorganization, upon its effectiveness, the members of PubliCARD’s Board of Directors, other than Sarachek, were replaced with the Issuer’s Board of Directors, which, consistent with the terms of the Stockholders Agreement, consists of Sarachek, Fisch, Ehrenberg, Marcus and Lewis (the initial designees of the Funding Parties).

The information set forth in Items 1, 4 and 5 of this Schedule 13D is incorporated by reference herein.

Item 4.	Purpose of Transaction.

Each of the Reporting Persons acquired the securities of the Issuer for investment purposes, except as otherwise stated herein. The Reporting Persons intend to review from time to time their investment in the Issuer and depending on such review may consider various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the Reporting Persons of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Reporting Persons and general stock market and economic conditions, the Reporting Persons may engage in discussions with the Issuer concerning future acquisitions of shares of capital stock of the Issuer or further investments by them in the Issuer and determine to increase their investment or sell all or part of their investment in the Issuer through open-market purchases, privately negotiated transactions (with the Issuer or third parties), a tender or exchange offer or otherwise.

On January 30, 2008, Sarachek, Ehrenberg, Lewis, Marcus and Fisch, as designees of the Funding Parties, were appointed as directors of the Issuer in accordance with the Stockholders Agreement (further described in Item 3 above).

As significant stockholders of the Issuer with representation on the Issuer’s Board of Directors, the Funding Parties and their representatives intend to take an active role in the Issuer’s management and strategic initiatives.

While none of the Reporting Persons has any specific plans or proposals that relate to or that would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, in pursuing the best interests of the Issuer, the Reporting Persons may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The percentage of outstanding shares set forth in this Item 5 and in Item 13 of each cover page to this Schedule 13D is based on 5,133,352 shares of Common Stock outstanding, which is the number of shares to be issued and outstanding after giving effect to the share issuances and distributions provided for under the Plan of Reorganization (the “Outstanding Shares”) as described in Item 1 and disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2008.

(a)
Each of the Reporting Persons, except for The 500 Group, may be deemed to beneficially own 4,620,041 shares of Common Stock representing 90.0% of the Outstanding Shares of the Issuer. The 500 Group does not beneficially own any shares of Common Stock.

(b)
The Reporting Persons, except for The 500 Group, may be deemed to share the power to vote or to direct the vote of 4,620,041 shares of Common Stock as a result of the Stockholders Agreement. None of the Reporting Persons has the sole or shared power to vote or to direct the vote of any other shares of Common Stock.

Subject to the right of first refusal granted by the Funding Parties in the Stockholders Agreement, as further described in Item 3:

(i)
Sarachek has the sole power to dispose or to direct the disposition of 924,041 shares of the Common Stock of the Issuer. Of such shares, Sarachek holds 924,000 shares of record, and an estimated 41 shares in street name through his brokerage accounts (see Item 3). Sarachek does not have sole or shared power to dispose or to direct the disposition of any other shares of Common Stock.

(ii)
IA Capital and Ehrenberg (as IA Capital’s managing member) may be deemed to share the power to dispose or to direct the disposition of 924,000 shares of the Common Stock of the Issuer, of which IA Capital is the record holder. Neither IA Capital nor Ehrenberg have sole or shared power to dispose or to direct the disposition of any other shares of Common Stock.

(iii)
Folio Holdings and Lewis (as Folio Holdings’ managing member) may be deemed to share the power to dispose or to direct the disposition of 924,000 shares of the Common Stock of the Issuer, of which Folio Holdings is the record holder. Neither Folio Holdings nor Lewis have sole or shared power to dispose or to direct the disposition of any other shares of Common Stock.

(iv)
Ridge View and Marcus (as Ridge View’s managing member) may be deemed to share the power to dispose or to direct the disposition of 924,000 shares of the Common Stock of the Issuer, of which Ridge View is the record holder. Neither Ridge View nor Marcus have sole or shared power to dispose or to direct the disposition of any other shares of Common Stock.

(v)
Fisch has the sole power to dispose or to direct the disposition of 924,000 shares of the Common Stock of the Issuer, of which he is the record holder. Fisch does not have sole or shared power to dispose or to direct the disposition of any other shares of Common Stock.

(vi)	The 500 Group does not have sole or shared power to dispose or to direct the disposition of any shares of Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock owned by any of the other Reporting Persons for purposes of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person.

(c)
The information set forth in Items 1 and 3 of this Schedule 13D is incorporated by reference herein. Other than as disclosed in such Items 1 and 3, in the last 60 days there have been no transactions with respect to the Common Stock by any of the Reporting Persons.

(d)	Not applicable.

(e)
As described in Item 3 of this Schedule 13D, The 500 Group ceased to be the beneficial owner of the 4,620,000 shares of Common Stock on January 31, 2008, when it distributed such shares among the Funding Parties. As of the date hereof, each of the Reporting Persons, except for The 500 Group, may be deemed to be the beneficial owner of 90.0% of the Outstanding Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	-	Joint Filing Agreement, dated as of February 11, 2008, by and among The 500 Group, LLC, Joseph E. Sarachek, Charles Fisch, IA Capital, LLC, Ridge View Group LLC and Folio Holdings, LLC.

Exhibit B	-	Funding Agreement, dated as of January 18, 2008, by and among PubliCARD, Inc., The 500 Group, LLC, Joseph E. Sarachek, Charles Fisch, IA Capital, LLC, Ridge View Group LLC and Folio Holdings, LLC.

Exhibit C	-	Stockholders Agreement, dated as of January 31, 2008, by and among Chazak Value Corp., Joseph E. Sarachek, Charles Fisch, IA Capital, LLC, Ridge View Group LLC and Folio Holdings, LLC.

Exhibit D	-	Registration Rights Agreement, dated as of January 31, 2008, by and among Chazak Value Corp., Joseph E. Sarachek, Charles Fisch, IA Capital, LLC, Ridge View Group LLC and Folio Holdings, LLC.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2008	THE 500 GROUP, LLC

	By:	/s/ Joseph E. Sarachek
Joseph E. Sarachek, Operating Member

Dated: February 8, 2008	/s/ Joseph E. Sarachek
JOSEPH E. SARACHEK

Dated: February 8, 2008	IA CAPITAL PARTNERS, LLC

	By:	/s/ Roger Ehrenberg
Roger Ehrenberg, Managing Member

Dated: February 8, 2008	/s/ Roger Ehrenberg
ROGER EHRENBERG

Dated: February 11, 2008	FOLIO HOLDINGS, LLC

	By:	/s/ Jonathan M. Lewis
Jonathan M. Lewis, Managing Member

Dated: February 11, 2008	/s/ Jonathan M. Lewis
JONATHAN M. LEWIS

Dated: February 11, 2008	RIDGE VIEW GROUP LLC

	By:	/s/ David E. Marcus
David E. Marcus, Managing Partner

Dated: February 11, 2008	/s/ David E. Marcus
DAVID E. MARCUS

Dated: February 7, 2008	/s/ Charles Fisch
CHARLES FISCH

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto relating to the securities of Chazak Value Corp. (formerly known as PubliCARD, Inc.) and affirm that this Schedule 13D is being filed on behalf of each of the undersigned. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 8, 2008	THE 500 GROUP, LLC

	By:	/s/ Joseph E. Sarachek
Joseph E. Sarachek, Operating Member

Dated: February 8, 2008	/s/ Joseph E. Sarachek
JOSEPH E. SARACHEK

Dated: February 8, 2008	IA CAPITAL PARTNERS, LLC

	By:	/s/ Roger Ehrenberg
Roger Ehrenberg, Managing Member

Dated: February 8, 2008	/s/ Roger Ehrenberg
ROGER EHRENBERG

Dated: February 11, 2008	FOLIO HOLDINGS, LLC

	By:	/s/ Jonathan M. Lewis
Jonathan M. Lewis, Managing Member

Dated: February 11, 2008	/s/ Jonathan M. Lewis
JONATHAN M. LEWIS

Dated: February 11, 2008	RIDGE VIEW GROUP LLC

	By:	/s/ David E. Marcus
David E. Marcus, Managing Partner

Dated: February 11, 2008	/s/ David E. Marcus
DAVID E. MARCUS

Dated: February 7, 2008	/s/ Charles Fisch
CHARLES FISCH

EXHIBIT B

FUNDING AGREEMENT

FUNDING AGREEMENT (this “Agreement”), dated as of January 18, 2008, by and among PubliCARD, Inc., a Pennsylvania corporation (the “Debtor”), The 500 Group, LLC, a Delaware limited liability company (the “500 Group”), and Charlie Fisch, Folio Holdings, LLC, IA Capital Partners, LLC, Ridge View Group, LLC, and Joseph E. Sarachek (collectively, the “Investors”).

RECITALS

WHEREAS, the 500 Group and the Debtor are parties to a Contribution Agreement, entered into as of October 26, 2007 (the “Contribution Agreement”), pursuant to which the 500 Group has agreed to purchase shares representing 90% of the outstanding shares (the “Shares”) of the Common Stock, par value $0.01 per share (the “New Common Stock”), of Chazak Value Corp. (as successor to the Debtor upon its emergence from bankruptcy, the “Company”) in connection with the implementation of the Debtor’s Plan of Reorganization, as amended (the “Plan”);

WHEREAS, the Investors desire to fund the 500 Group’s acquisition of Shares under the Contribution Agreement through the investment of an aggregate of $500,000 in exchange for membership interests in the 500 Group and to provide for the distribution of the Shares to the Investors following the 500 Group’s receipt of such Shares pursuant to the Plan in proportion to 500 Group membership interests purchased hereunder;

WHEREAS, in connection with the receipt of their portion of the Shares, the Investors and the Company desire to enter into a stockholders agreement, substantially in the form attached hereto as Exhibit A (the “Stockholders Agreement”), and a registration rights agreement, substantially in the form attached hereto as Exhibit B (the “Registration Rights Agreement”).

NOW, THEREFORE, in consideration of these premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1.   INVESTMENT

1.1  Purchase of 500 Group Membership Interests; Funding Under the Contribution Agreement.

(a)  On the date hereof, each Investor shall deliver by wire transfer to an account specified by the 500 Group the amount set forth below its name on the signature page hereto, which amounts shall total $500,000 (the “Investment”), each such Investor shall execute a counterpart signature to the 500 Group’s operating agreement and the 500 Group shall issue to each Investor limited liability company membership interests in the 500 Group reflecting the amount of its investment (the “LLC Interests”).

(b)  Upon receipt of the Investment, the 500 Group shall deliver such funds to the Debtor pursuant to the Contribution Agreement, which funds shall be held separate and apart by the Debtor from its other funds, and Debtor shall not otherwise use such funds pending the effectiveness of the Plan. In the event that the Plan does not become effective by February 15, 2008, the Investment shall be returned to the 500 Group, which will then deliver such funds, as applicable, to the Investors in cancellation of the LLC Interests acquired by the Investors.

1.2  Issuance and Distribution of Shares of New Common Stock. Under the terms of the Plan and upon its effectiveness, the Company shall deliver to the 500 Group a certificate representing the Shares purchased under the Contribution Agreement pursuant to the Plan. Upon its receipt of such Shares, the 500 Group shall distribute to each Investor 20% of the Shares of New Common Stock in respect of the LLC Interests purchased hereunder (the “Distribution”). In connection with the Distribution of such shares of New Common Stock to the Investors, the 500 Group shall deliver to the Company, duly endorsed for transfer, its certificate representing the Shares and shall direct that the Company issue to each Investor a certificate representing its shares of New Common Stock to be received hereunder.

1.3  Stockholders Agreement and Registration Rights Agreement. In connection with the Distribution, each of the Investors and the Company shall execute and deliver the Stockholders Agreement and Registration Rights Agreement.

1.4  Representations and Warranties of the Investors. Each of the Investors hereby, severally and not jointly, represents and warrants as follows.

(a)  Investment Intent. Such Investor is (i) an "accredited investor" as defined in Regulation D of the Securities Act of 1933, as amended (the “Securities Act”), and (ii) acquiring the shares of New Common Stock to be distributed to such Investor hereunder for investment only and not with a view to the distribution thereof.

(b)  Investment Risk and Experience. Such Investor is in a financial position to hold its portion of the Shares for an indefinite period of time and able to bear the economic risk and withstand a complete loss of its or his investment in such Shares and is experienced in evaluating and investing in companies such as the Company, or is familiar with the risks associated with the business and operations of the Company, and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment.

(c)  Authorization. The execution, delivery and performance of this Agreement and each of the Stockholders Agreement and Registration Rights Agreement to which it or he is or will be a party have been duly authorized by all necessary or appropriate action.

(d)  Enforceability. The execution and delivery by such Investor of this Agreement and each of the Stockholders Agreement and Registration Rights Agreement will result in legally binding obligations of such Investor enforceable against such Investor in accordance with the respective terms and provisions hereof and thereof, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights or general equity principles (regardless of whether considered at law or in equity).

(e)  Exemption. Such Investor understands that the Shares are not registered under the Securities Act on the grounds that the Company intends the sale and the issuance of securities hereunder to be exempt from registration under the Securities Act pursuant to Regulation D thereof, and that the Company's reliance on such exemption is predicated on the Investor’s representations set forth herein.

(f)  Restrictions on Resale. Such Investor understands that the Shares may not be sold, transferred or otherwise disposed of without registration under the Securities Act and applicable state securities laws or an exemption therefrom, and that in the absence of an effective registration statement covering the Shares or an available exemption from registration under the Securities Act and applicable state securities laws, the Shares must be held indefinitely. Such Investor understands that any certificates representing the Shares will bear a restrictive legend to this effect as set forth below.

(g)  No Conflicts. The execution, delivery and performance of this Agreement and each of the Stockholders Agreement and Registration Rights Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not, with notice or passage of time or both (i) conflict with or result in a breach of the terms, conditions, or provisions of, (ii) constitute a default under or result in a violation of, (iii) result in the creation of any lien upon its portion of the Shares or assets, properties or rights of such Investor pursuant to, (iv) give any person the right to modify, terminate or accelerate any liability of, or charge any fee, penalty or similar payment to such Investor under, or (v) require any authorization, consent, approval, exemption or other action by or declaration or notice to any person pursuant to any law, contract or agreement to which such Investor is a party, by which such Investor is bound or to which any of such Investor’s assets are subject.

(h)  Separate Counsel. Each Investor has had the opportunity to seek the advice of counsel and other personal advisors and acknowledges that neither the Company nor any of its affiliates has provided such Investor with any advice regarding the tax, economic or other impacts to such Investor of the arrangements contemplated hereby or by the Stockholders Agreement or Registration Rights Agreement.

1.5  Legends. Each certificate to be issued to an Investor representing its portion of the Shares shall be stamped or otherwise imprinted with legends substantially similar to the following (in addition to any legend required under applicable state securities laws):

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED OR PLEDGED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED.

THE SALE, PLEDGE OR TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN STOCKHOLDERS AGREEMENT, WHICH ALSO INCLUDES CERTAIN RESTRICTIONS ON THE VOTING OF THE SHARES REPRESENTED HEREBY. ANY PERSON ACCEPTING ANY INTEREST IN SUCH SHARES SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH AGREEMENT. A COPY OF SUCH AGREEMENT WILL BE FURNISHED TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS.

SECTION 2.   MISCELLANEOUS.

2.1  Governing Law.

(a) This Agreement shall be governed by and construed under the laws of the State of Delaware in all respects as such laws are applied to agreements among Delaware residents entered into and to be performed entirely within Delaware, without reference to principles of conflicts of laws. The parties agree that any action brought by any party under or in relation to this Agreement, including without limitation to interpret or enforce any provision of this Agreement, shall be brought in, and each party agrees to and does hereby submit to the jurisdiction and venue of, any state or federal court located in the City of New York, New York.

(b) Each party hereto hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement, or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implications of this waiver, (iii) each party makes this waiver voluntarily, and (iv) each party has been induced to enter into this Agreement by, among other things, the mutual waivers in this paragraph 2.1(b).

2.2  Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors, assigns, heirs, executors and administrators.

2.3  Entire Agreement. This Agreement, the Contribution Agreement and the Exhibits hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any oral or written representations, warranties, covenants and agreements except as specifically set forth herein and therein. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.

2.4  Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

2.5  Amendment and Waiver. Subject to the provisions applicable law (i) this Agreement may be amended, modified or supplemented only in writing executed by each of the parties hereto, and (ii) any provisions herein may be waived only in writing executed by the party or parties against whom such waiver is asserted; provided, that, no such waiver shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent default, misrepresentation, or breach of warranty or covenant.

2.6  Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on any party’s part of any breach, default or noncompliance under this Agreement or any waiver on such party’s part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to any party, shall be cumulative and not alternative.

2.7  Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications to the Investors shall be sent to the address as set forth on the signature pages hereof and communications to the Company and the 500 Group, at their respective corporate offices, or at such other address as any such party may designate by ten (10) days advance written notice to the other parties hereto.

2.8  Attorneys’ Fees. In the event that any suit or action is instituted under or in relation to this Agreement, including without limitation to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

2.9  Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

2.10  Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. Facsimile or email transmission of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart, and such signatures shall be deemed original signatures for purposes of the enforcement and construction of this Agreement.

[SIGNATURE PAGES TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this FUNDING AGREEMENT as of the date set forth in the first paragraph hereof.

PUBLICARD, INC.

By:	/s/ Joseph E. Sarachek
Name:	Joseph E. Sarachek
Title:	Chief Executive Officer

THE 500 GROUP, LLC

By:	/s/ Joseph E. Sarachek
Name:	Joseph E. Sarachek
Title:	Managing Member

INVESTORS:

CHARLIE FISCH

Signature:	/s/ Charlie Fisch
Amount to be invested in The 500 Group, LLC: $100,000

FOLIO HOLDINGS, LLC

By:	/s/ Jonathan Lewis
Name:	Jonathan Lewis
Title:	Managing Member
Amount to be invested in The 500 Group, LLC: $100,000

IA CAPITAL PARTNERS, LLC

By:	/s/ Roger Ehrenberg
Name:	Roger Ehrenberg
Title:	Managing Member

Amount to be invested in The 500 Group, LLC: $100,000

RIDGE VIEW GROUP, LLC

By:	/s/ David Marcus
Name:	David Marcus
Title:	Managing Partner

Amount to be invested in The 500 Group, LLC: $100,000

JOSEPH E. SARACHEK

Signature:	/s/ Joseph E. Sarachek

Amount to be invested in The 500 Group, LLC: $100,000

EXHIBIT C

STOCKHOLDERS AGREEMENT

STOCKHOLDERS AGREEMENT (this “Agreement”), dated as of January 31, 2008, by and among Charlie Fisch (“Fisch”), Folio Holdings, LLC (“Folio Holdings”), IA Capital Partners, LLC (“IA Capital”), Ridge View Group, LLC (“Ridge View”), and Joseph E. Sarachek (“Sarachek”) (collectively, the “Stockholders,” and individually a “Stockholder”) and Chazak Value Corp. (the “Company,” and together with the Stockholders, the “Parties” and individually, a “Party”).

WHEREAS, each of the Stockholders invested in The 500 Group, LLC (the “500 Group”) for the purpose of providing the funds necessary to purchase 4,620,000 (the “Shares”) of the Company’s Common Stock, par value $0.01 per share (the “Common Stock”), in connection with the implementation of the Plan of Reorganization, as amended (the “Plan”), of PubliCARD, Inc. (the “Debtor”);

WHEREAS, pursuant to the Contribution Agreement, entered into as of October 26, 2007, by and between the 500 Group and the Debtor, the 500 Group agreed to contribute $500,000 to the Debtor on the effective date of the Plan in exchange for the Shares and the releases and related provisions set forth in the Plan, which contribution was made and which Shares were issued on the date hereof;

WHEREAS, pursuant to the Funding Agreement, dated as of January 18, 2008, by and among the 500 Group, the Debtor and each of the Stockholders, (i) upon its receipt of the Shares, the 500 Group agreed to distribute such Shares to the Stockholders in proportion to their investment in the 500 Group under the Funding Agreement (the “Distribution”) and (ii) the Parties agreed to enter into this Agreement and the Registration Rights Agreement, dated as of the date hereof (the “Registration Rights Agreement”); and

WHEREAS, the Stockholders desire to set forth their agreement with regard to certain matters affecting the Company.

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.  Board Nomination. At each election of or action by written consent to elect directors of the Company during the 18-month period commencing on the date of this Agreement (the “Term”), the Stockholders shall vote all of their respective shares of Common Stock so as to elect an individual designated by each of Fisch, Folio Holdings, IA Capital, Ridge View and Sarachek, which initial designees shall be as specified on Schedule A hereto. Each Stockholder shall retain the director designation right provided for herein during the Term so long as such Stockholder (together with its affiliates) continues to hold at least 50% of the number of shares of Common Stock distributed to it pursuant to the Distribution (as adjusted for stock splits, dividends and the like). Any vote taken to remove any director elected pursuant to this Section 1, or to fill any vacancy created by the resignation, removal or death of a director elected pursuant to this Section 1, shall also be subject to the provisions of this Section 1. With respect to the removal of designated directors, upon the request of any Party entitled to designate a director as provided in this Section 1, each Stockholder agrees to vote its shares of Common Stock for the removal of such director. Each Stockholder also agrees to vote all of its shares of Common Stock or execute written proxies or consents with respect to such shares in favor of an equity incentive plan to be proposed by the Company’s management providing for the issuance of up to 10% (as of the date the effectiveness of such plan) of the Company’s outstanding shares of Common Stock.

2.  Right of First Refusal.

(a)  Right of First Refusal on Sales of Stock. Except with respect to any sales of Common Stock pursuant to a registered public offering or sales pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), or as otherwise permitted by Section 6 hereof, each Stockholder hereby agrees that during the Term, he, she or it shall not sell or otherwise transfer any shares of Common Stock or other securities of the Company (“Securities”), except in accordance with the following procedures:

(i)  Upon receipt of a bona fide offer to purchase all or any portion of the Securities of a Stockholder (the “Selling Stockholder”) that is subject to this Section 2 (the “Offer to Purchase”), the Selling Stockholder shall deliver to the Company and to each other Stockholder (each, a “Non-Selling Stockholder”) a notice (an “Offering Notice”) stating (A) such Selling Stockholder’s bona fide intention to sell such Securities and offering to sell such Securities to the Company, and then to the Non-Selling Stockholders if the Company does not accept the offer to purchase all of such Securities, (B) the amount of Securities to which the Offer to Purchase applies, (C) the price, terms and conditions of the Offer to Purchase and (D) the name of the party or parties making the Offer to Purchase (the “Potential Purchaser(s)”).

(ii)  During the 20-day period following delivery to the Company of the Offering Notice (the “Company Offer Period”), the Company may elect by written notice to the Selling Stockholder to accept the Selling Stockholder’s offer to sell all or a portion of the Securities covered by the Offering Notice on the same terms and conditions specified therein. If, by the end of the Company Offer Period, the Company does not elect to purchase all Securities covered by the Offering Notice, the Company shall so notify in writing the Non-Selling Stockholders, which notice shall set forth the amount of the Selling Stockholder’s Securities that remains available for sale to the Non-Selling Stockholders under the Offering Notice (the “Available Securities”). During the 20-day period following delivery of such notice by the Company (the “Non-Selling Stockholder Offer Period”), the Non-Selling Stockholders may elect by written notice to the Selling Stockholder to accept the Selling Stockholder’s offer to sell the Available Securities on the same terms and conditions specified in the Offering Notice.

(iii)  Each Non-Selling Stockholder may elect to purchase its pro rata share of the Available Securities, based on the ratio that (A) the sum of the number of shares of Common Stock each Non-Selling Stockholder holds bears to (B) the sum of the number of shares of Common Stock held by all Non-Selling Stockholders, and may also offer, in its written notice to the Selling Stockholder, to purchase any of the Available Securities not purchased by other Non-Selling Stockholders, in which case such Securities not accepted by the other Non-Selling Stockholders shall be deemed to have been offered to and accepted by the Non-Selling Stockholders that exercised their option under this paragraph (iii), pro rata, on the above-described terms and conditions.

(iv)  If any Securities included in the Offering Notice have not been timely accepted for purchase by the Company and the Non-Selling Stockholders, then the Selling Stockholder may sell to the Potential Purchaser(s) all or any part of the remaining Available Securities at a price not less than the price, and on terms and conditions not more favorable to the Potential Purchaser(s) than the terms stated in the original Offering Notice, at any time within 60 days after the expiration of the Non-Selling Stockholder Offer Period. In the event the remaining Securities are not sold by the Selling Stockholder during such 60-day period, the right of the Selling Stockholder to sell such remaining Securities shall expire and the obligations of this Section 2 shall be reinstated.

(v)  A single closing for the sales of Securities to the Company and/or the Non-Selling Stockholders under the terms of this Section 2 shall be made at the offices of the Company (or at such other location specified by the Company) on a mutually satisfactory business day within 14 days of the expiration of the latest of the aforesaid periods or if no mutually satisfactory date is agreed upon, then on the last business day within such 14-day period. Delivery of certificates or other instruments evidencing such Securities duly endorsed for transfer to the Company or applicable Non-Selling Stockholders (as the case may be) shall be made on such date against payment of the purchase price therefor.

(vi)  Anything contained herein to the contrary notwithstanding, any purchaser of Securities pursuant to this Section 2 who is not a Stockholder shall agree in writing in advance with the parties hereto to be bound by and comply with all applicable provisions of this Agreement and shall be deemed to become a Stockholder for all purposes of this Agreement. All sales of Securities in accordance with this Section shall be in a private transaction exempt from registration under the Securities Act and other applicable securities laws, as confirmed in each case by an opinion of counsel reasonably acceptable to the Company.

3.  Amendments and Waivers. This Agreement may be amended, modified or supplemented only in writing executed by each of the Parties, and any provisions herein may be waived only in writing executed by the Party or Parties against whom such waiver is asserted; provided, that, no such waiver shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent default, misrepresentation, or breach of warranty or covenant.

4.  Governing Law And Venue; Waiver Of Jury Trial.  This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the law of the state of Delaware without regard to the conflict of law principles. The parties hereto hereby irrevocably submit exclusively to the jurisdiction of the courts of the State of New York and the Federal courts of the United States of America located in New York City in connection with all disputes, claims or controversies arising out of or relating to this Agreement and the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New York State or Federal court. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties for purposes of the foregoing.

(a)  Each Party hereto hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement, or the transactions contemplated by this Agreement. Each Party certifies and acknowledges that (i) no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each Party understands and has considered the implications of this waiver, (iii) each Party makes this waiver voluntarily, and (iv) each Party has been induced to enter into this Agreement by, among other things, the mutual waivers in this paragraph 4.

5.  Severability. In the event that any provision of this Agreement, or the application of such provision to any person or in any set of circumstances shall be determined to be invalid, unlawful or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to persons or circumstances other than those as to which it is determined to be invalid, unlawful or unenforceable, shall not be impaired or otherwise affected and shall continue to be enforceable to the fullest extent permitted by law.

6.  Assignment. Except as provided herein, none of the Parties may assign any of its rights or delegate any of its duties under this Agreement. Any purported assignment in violation of this Agreement will be void ab initio. In addition to sales of Common Stock in accordance with Section 2 hereof or pursuant to a registered public offering or sales pursuant to Rule 144 under the Securities Act, a Stockholder may sell or transfer Company securities to its affiliates, in a private transaction exempt from registration under the Securities Act and other applicable securities laws, as confirmed in each case by an opinion of counsel reasonably acceptable to the Company, provided that such transferee shall, as a condition to the effectiveness of such transfer, execute a counterpart to this Agreement assuming all of the obligations of the transferring Stockholder with respect to such securities and agreeing to be treated as if an original party hereto. Notwithstanding the foregoing or any other provisions herein, no such assignment will relieve such Stockholder of its obligations hereunder.

7.  Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the Party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications to the Stockholders shall be sent to the address as set forth on the signature pages hereof and communications to the Company, at its corporate offices, or at such other address as any such Party may designate by ten (10) days advance written notice to the other Parties hereto.

8.  Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. Facsimile or email transmission of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart, and such signatures shall be deemed original signatures for purposes of the enforcement and construction of this Agreement.

9.  Interpretation; Absence of Presumption; Certain Definitions.

(a)  For the purposes hereof, (1) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (2) the terms “hereof”, “herein”, and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the schedule hereto) and not to any particular provision of this Agreement, and Paragraph and Schedule references are to the Paragraphs and Schedules to this Agreement unless otherwise specified, (3) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation” unless the context otherwise requires or unless otherwise specified, (4) the word “or” shall not be exclusive, (5) provisions shall apply, when appropriate, to successive events and transactions, and (6) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified.

(b)  The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

10.  Specific Performance. The Parties agree that irreparable damage would occur in the event that any provision of this Agreement is not performed in accordance with the terms of this Agreement and that therefore the Parties shall be entitled to seek specific performance of the terms of this Agreement in addition to any other remedy at law or equity, without the necessity of proving irreparable harm or posting bond or other security.

11.  Waiver of Conflicts. Each party to this Agreement acknowledges that Cooley Godward Kronish, outside general counsel to the Company, has in the past performed and is or may now or in the future represent one or more Stockholders or their affiliates in matters unrelated to the transactions contemplated by this Agreement, including representation of such Investors or their affiliates in matters of a similar nature to such transactions. The applicable rules of professional conduct require that Cooley Godward Kronish inform the parties hereunder of this representation and obtain their consent. Cooley Godward Kronish has served as outside general counsel to the Company and has negotiated the terms of this Agreement and related transactions solely on behalf of the Company. The Company and each Stockholder hereby (a) acknowledge that they have had an opportunity to ask for and have obtained information relevant to such representation, including disclosure of the reasonably foreseeable adverse consequences of such representation; (b) acknowledge that with respect to this Agreement and the related transactions, Cooley Godward Kronish has represented solely the Company, and not any Stockholder or other equity holder, director or employee of the Company; and (c) gives its informed consent to Cooley Godward Kronish’s representation of the Company in connection with this Agreement and the related transactions.

12.  Termination. This Agreement shall terminate and be of no further force or effect upon the earlier of (i) an Acquisition or (ii) the date 18 months following the date of this Agreement. For purposes of this agreement, “Acquisition” shall mean (A) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization or (B) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company’s voting power is transferred.

13.  Entire Agreement. This Agreement, the Schedule hereto and the Registration Rights Agreement constitute the entire agreement among the Parties and supersedes any prior understandings, agreements and representations made by or between the Parties, whether written or oral, to the extent they relate in any way to the subject matter hereof.

[Remainder of this Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement has been executed by or on behalf of each of the Parties hereto as of the date first above written.

CHAZAK VALUE CORP.

By:	/s/ Joseph E. Sarachek
Name:	Joseph E. Sarachek
Title:	Chairman & CEO

STOCKHOLDERS:

CHARLIE FISCH

Signature:	/s/ Charlie Fisch

FOLIO HOLDINGS, LLC

By:	/s/ Jonathan Lewis
Name:	Jonathan Lewis
Title:	Managing Member

IA CAPITAL PARTNERS, LLC

By:	/s/ Roger Ehrenberg
Name:	Roger Ehrenberg
Title:	Managing Member

RIDGE VIEW GROUP, LLC

By:	/s/ David Marcus
Name:	David Marcus
Title:	Managing Partner

JOSEPH E. SARACHEK

Signature:	/s/ Joseph E. Sarachek

SCHEDULE A

Initial Members of the Board of Directors

•	Charlie Fisch
•	Roger Ehrenberg (as designated by IA Capital Partners, LLC)
•	David Marcus (as designated by Ridge View Group, LLC)
•	Jonathan Lewis (as designated by Folio Holdings, LLC)
•	Joseph E. Sarachek

EXHIBIT D

REGISTRATION RIGHTS AGREEMENT

REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of January 31, 2008, by and among Chazak Value Corp., a Delaware corporation (the “Company”), and the stockholders listed on Exhibit A hereto, referred to hereinafter as the “Stockholders” and each individually as a “Stockholder.”

RECITALS

WHEREAS, each of the Stockholders invested in The 500 Group, LLC (the “500 Group”) for the purpose of providing the funds necessary to purchase 4,620,000 shares (the “Shares”) of the Company’s Common Stock, par value $0.01 per share (the “Common Stock”), in connection with the implementation of the Plan of Reorganization, as amended (the “Plan”), of PubliCARD, Inc. (the “Debtor”);

WHEREAS, pursuant to the Contribution Agreement, entered into as of October 26, 2007, by and between the 500 Group and the Debtor, the 500 Group agreed to contribute $500,000 to the Debtor on the effective date of the Plan in exchange for the Shares and the releases and related provisions set forth in the Plan, which contribution was made and which Shares were issued on the date hereof;

WHEREAS, pursuant to the Funding Agreement, dated as of January 18, 2008, by and among the 500 Group, the Debtor and each of the Stockholders, (i) upon its receipt of the Shares, the 500 Group agreed to distribute such Shares to the Stockholders in proportion to their investment in the 500 Group under the Funding Agreement (the “Distribution”) and (ii) the Parties agreed to enter into this Agreement and the Stockholders Agreement (the “Stockholders Agreement”); and

WHEREAS, the parties desire to enter into this Agreement in order to grant registration rights to the Stockholders as set forth below.

NOW, THEREFORE, in consideration of these premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1.   GENERAL.

1.1  Definitions. As used in this Agreement the following terms shall have the following respective meanings:

(a)  “Acquisition” means (A) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization or (B) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company’s voting power is transferred.

(b)  “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(c)  “Holder” means any person owning of record Registrable Securities that have not been sold to the public or any assignee of record of such Registrable Securities transferred in a private transaction in accordance with Section 2 or Section 6 of the Stockholders Agreement.

(d)  “Register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

(e)  “Registrable Securities” means (a) Common Stock of the Company transferred to the initial Holders pursuant to the Distribution under the Funding Agreement in the amounts set forth on Exhibit A (the “Shares”) and (b) any Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, such above-described securities. Notwithstanding the foregoing, Registrable Securities shall not include any securities (i) sold by a person to the public either pursuant to a registration statement or Rule 144 or (ii) sold in a private transaction in accordance with Section 2 or Section 6 of the Stockholders Agreement in which the transferor’s rights under Section 2 of this Agreement are not assigned.

(f)  “Registrable Securities then outstanding” shall be the number of shares of the Company’s Common Stock that are Registrable Securities and are then issued and outstanding.

(g)  “Registration Expenses” shall mean all expenses incurred by the Company in complying with Sections 2.1 hereof, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company).

(h)  “Rule 144” means Rule 144, as amended from time to time, promulgated under the Securities Act.

(i)  “SEC” or “Commission” means the Securities and Exchange Commission.

(j)  “Securities Act” shall mean the Securities Act of 1933, as amended.

(k)  “Selling Expenses” shall mean all underwriting discounts and selling commissions applicable to the sale by a Holder and any fees and disbursements of counsel to such Holder.

(l)  “Special Registration Statement” shall mean (i) a registration statement relating to any employee benefit plan or (ii) with respect to any corporate reorganization or transaction under Rule 145 of the Securities Act, any registration statements related to the issuance or resale of securities issued in such a transaction or (iii) a registration related to stock issued upon conversion of debt securities.

SECTION 2.   REGISTRATION

2.1  Piggyback Registrations.

(a)  The Company shall notify all Holders in writing at least ten (10) days prior to the filing of any registration statement under the Securities Act for purposes of a public offering of securities of the Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding Special Registration Statements) and will afford each such Holder an opportunity to include in such registration statement all or part of such Registrable Securities held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by it shall, within ten (10) days after the above-described notice from the Company, so notify the Company in writing. Such notice shall state the intended method of disposition of the Registrable Securities by such Holder. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and subject to the conditions set forth herein.

(b)  If the registration statement of which the Company gives notice under this Section 2.1 is for an underwritten offering, the Company shall so advise the Holders. In such event, the right of any such Holder to include Registrable Securities in a registration pursuant to this Section 2.1 shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. Notwithstanding any other provision of this Agreement, if the underwriter determines in good faith that marketing factors require a limitation of the number of shares to be underwritten, the number of shares that may be included in the underwriting shall be allocated, first, to the Company; second, to the Holders on a pro rata basis based on the total number of Registrable Securities held by the Holders electing to include their shares in such registration; and third, to any stockholder of the Company (other than a Holder) on a pro rata basis based on the number of shares of Common Stock then held. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter, delivered at least ten (10) business days prior to the effective date of the registration statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration. For any Holder which is a partnership, limited liability company or corporation, the partners, retired partners, members, retired members and stockholders of such Holder, or the estates and family members of any such partners, retired partners, members and retired members and any trusts for the benefit of any of the foregoing person shall be deemed to be a single “Holder,” and any pro rata reduction with respect to such “Holder” shall be based upon the aggregate amount of shares carrying registration rights held by all entities and individuals included in such “Holder,” as defined in this sentence.

(c)  The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.1 whether or not any Holder has elected to include shares in such registration, and shall promptly notify any Holder that has elected to include shares in such registration of such termination or withdrawal.

2.2  Expenses of Registration. All Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to Section 2.1 herein shall be borne by the Company. All Selling Expenses incurred in connection with any registrations hereunder, shall be borne by the Holders of the securities so registered, as applicable.

2.3  Obligations of the Company. In connection with the registration of any Registrable Securities, the Company shall:

(a)  Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

(b)  Use its reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

(c)  Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. The Company will use reasonable efforts to amend or supplement such prospectus in order to cause such prospectus not to include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

2.4  No Right to Delay Registration; Furnishing Information.

(a)  No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

(b)  It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 2.1 that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of such securities as shall be reasonably required by the Company in connection with the registration of their Registrable Securities.

2.5  Indemnification. In the event any Holder’s Registrable Securities are included in a registration statement under Section 2.1:

(a)  To the extent permitted by law, the Company will indemnify and hold harmless each such Holder, the partners, members, officers and directors of each such Holder, any underwriter (as defined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a “Violation”) by the Company: (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement or incorporated by reference therein, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto or in any issuer free writing prospectus, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with the offering covered by such registration statement; and the Company will reimburse each such Holder, partner, member, officer, director, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided however, that the indemnity agreement contained in this Section 2.5(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, member, officer, director, underwriter or controlling person of such Holder.

(b)  To the extent permitted by law, each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration is being effected, indemnify and hold harmless the Company, each of its directors, its officers and each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder’s partners, directors or officers or any person who controls such Holder, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter or other such Holder, or partner, director, officer or controlling person of such other Holder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any of the following statements: (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement or incorporated by reference therein, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto or in any issuer free writing prospectus, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act (collectively, a “Holder Violation”), in each case to the extent (and only to the extent) that such Holder Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other Holder, or partner, officer, director or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action if it is judicially determined that there was such a Holder Violation; provided, however, that the indemnity agreement contained in this Section 2.5(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; provided further, that in no event shall any indemnity under this Section 2.5(b) exceed the net proceeds from the offering received by such Holder.

(c)  Promptly after receipt by an indemnified party under this Section 2.5 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.5, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses thereof to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.5 to the extent, and only to the extent, prejudicial to its ability to defend such action, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.5.

(d)  If the indemnification provided for in this Section 2.5 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any losses, claims, damages or liabilities referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the Violation(s) or Holder Violation(s) that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, that in no event shall any contribution by a Holder hereunder exceed the net proceeds from the offering received by such Holder.

(e)  The obligations of the Company and Holders under this Section 2.5 shall survive completion of any offering of Registrable Securities in a registration statement and, with respect to liability arising from an offering to which this Section 2.5 would apply that is covered by a registration filed before termination of this Agreement, such termination. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

2.6  “Market Stand-Off” Agreement. Each Holder hereby agrees that such Holder shall not sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any Common Stock (or other securities) of the Company held by such Holder (other than those included in the registration) during the 180-day period following the effective date of a registration statement of the Company filed under the Securities Act; provided, that all officers and directors of the Company are bound by and have entered into similar agreements. The obligations described in this Section 2.6 shall not apply to a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a transaction on Form S-4 or similar forms that may be promulgated in the future.

2.7  Agreement to Furnish Information. Each Holder agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriter of an offering including Registrable Securities that are consistent with the Holder’s obligations under Section 2.6 or that are necessary to give further effect thereto. In addition, if requested by the Company or the representative of the underwriters of Common Stock (or other securities) of the Company, each Holder shall provide, within ten (10) days of such request, such information as may be required by the Company or such representative in connection with the completion of any public offering of the Company’s securities pursuant to a registration statement filed under the Securities Act. The obligations described in Section 2.6 and this Section 2.7 shall not apply to a Special Registration Statement. The Company may impose stop-transfer instructions with respect to the shares of Common Stock (or other securities) subject to the foregoing restriction until the end of said day period. Each Holder agrees that any permitted transferee of any shares of Registrable Securities, other than shares sold to the public through a registration or pursuant to Rule 144 shall be bound by Sections 2.6 and 2.7. The underwriters of the Company’s stock are intended third party beneficiaries of Sections 2.6 and 2.7 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

2.8  Termination of Registration Rights. The right of any Holder to request inclusion of Registrable Securities in any registration pursuant to Section 2.1 hereof shall terminate upon the earlier of: (i) the date three (3) years after the date of this Agreement; or (ii) such time as such Holder holds less than 1% of the Company’s outstanding Common Stock and all Registrable Securities of the Company held by and issuable to such Holder (and its affiliates) may be sold pursuant to Rule 144 during any ninety (90) day period. Upon such termination, such shares shall cease to be “Registrable Securities” hereunder for all purposes.

SECTION 3.   MISCELLANEOUS.

3.1  Governing Law.

(a) This Agreement shall be governed by and construed under the laws of the State of Delaware in all respects as such laws are applied to agreements among Delaware residents entered into and to be performed entirely within Delaware, without reference to conflicts of laws or principles thereof. The parties agree that any action brought by any party under or in relation to this Agreement, including without limitation to interpret or enforce any provision of this Agreement, shall be brought in, and each party agrees to and does hereby submit to the jurisdiction and venue of, any state or federal court located in the City of New York, New York.

(b) Each party hereto hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement, or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implications of this waiver, (iii) each party makes this waiver voluntarily, and (iv) each party has been induced to enter into this Agreement by, among other things, the mutual waivers in this paragraph 3.1(b).

3.2  Successors and Assigns. Except as provided herein, none of the Stockholders may assign any of its rights or delegate any of its duties under this Agreement. Any purported assignment in violation of this Agreement will be void ab initio. A Stockholder may assign the registration rights hereunder corresponding to Registrable Securities in connection with (a) the sale or transfer of Registrable Securities to its affiliates, in a private transaction exempt from registration under the Securities Act and other applicable securities laws, as confirmed in each case by an opinion of counsel reasonably acceptable to the Company or (b) a sale of Registrable Securities in accordance with Section 2 of the Stockholders Agreement, provided that such transferee shall, as a condition to the effectiveness of such transfer, execute a counterpart to this Agreement assuming all of the obligations of the transferring Stockholder with respect to such securities and agreeing to be treated as if an original party hereto. Notwithstanding the foregoing or any other provisions herein, no such assignment will relieve such Stockholder of its obligations hereunder.

3.3  Entire Agreement. This Agreement, the Exhibit, the Stockholders Agreement and the other documents delivered pursuant thereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any oral or written representations, warranties, covenants and agreements except as specifically set forth herein and therein. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.

3.4  Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

3.5  Amendment and Waiver.

(a)  Except as otherwise expressly provided, this Agreement may be amended or modified, and the obligations of the Company and the rights of the Holders under this Agreement may be waived, only upon the written consent of the Company and the holders of at least a majority of the Registrable Securities then outstanding.

(b)  For the purposes of determining the number of Holders entitled to vote or exercise any rights hereunder, the Company shall be entitled to rely solely on the list of record holders of its stock as maintained by or on behalf of the Company.

3.6  Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on any party’s part of any breach, default or noncompliance under this Agreement or any waiver on such party’s part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to any party, shall be cumulative and not alternative.

3.7  Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications to the Stockholders shall be sent to the address as set forth on the signature pages hereof and communications to the Company, at its corporate offices, or at such other address as any such party may designate by ten (10) days advance written notice to the other parties hereto.

3.8  Attorneys’ Fees. In the event that any suit or action is instituted under or in relation to this Agreement, including without limitation to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

3.9  Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

3.10  Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. Facsimile or email transmission of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart, and such signatures shall be deemed original signatures for purposes of the enforcement and construction of this Agreement.

3.11  Aggregation of Stock. All shares of Registrable Securities held or acquired by affiliated entities or persons or persons or entities under common management or control shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

3.12  Pronouns. All pronouns contained herein, and any variations thereof, shall be deemed to refer to the masculine, feminine or neutral, singular or plural, as to the identity of the parties hereto may require.

3.13  Termination. This Agreement shall terminate and be of no further force or effect upon the earlier of (i) an Acquisition or (ii) the date three (3) years following the date of this Agreement.

[SIGNATURE PAGES TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this REGISTRATION RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.

CHAZAK VALUE CORP.

By:	/s/ Joseph E. Sarachek
Name:	Joseph E. Sarachek
Title:	Chairman & CEO

STOCKHOLDERS:

CHARLIE FISCH

Signature:	/s/ Charlie Fisch

FOLIO HOLDINGS, LLC

By:	/s/ Jonathan Lewis
Name:	Jonathan Lewis
Title:	Managing Member

IA CAPITAL PARTNERS, LLC

By:	/s/ Roger Ehrenberg
Name:	Roger Ehrenberg
Title:	Managing Member

RIDGE VIEW GROUP, LLC

By:	/s/ David Marcus
Name:	David Marcus
Title:	Managing Partner

JOSEPH E. SARACHEK

Signature:	/s/ Joseph E. Sarachek

EXHIBIT A

Holder	Registrable Securities transferred pursuant to the Distribution
Folio Holdings, LLC	924,000 shares of Common Stock
IA Capital Partners, LLC	924,000 shares of Common Stock
Charlie Fisch	924,000 shares of Common Stock
Ridge View Group, LLC	924,000 shares of Common Stock
Joseph E. Sarachek	924,000 shares of Common Stock